Avadel Pharmaceuticals plc

10 Earlsfort Terrace

Dublin 2, Ireland

D02 T380

February 13, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avadel Pharmaceuticals plc: Registration Statement on Form S-3 filed February 5, 2020 (File No. 333-236258)

Ladies and Gentlemen:

Avadel Pharmaceuticals plc (the “Company”) hereby respectfully requests withdrawal of its acceleration request filed on February 13, 2020 relating to the above-referenced registration statement (the “Registration Statement”). The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Robert E. Puopolo of Goodwin Procter LLP at (617) 570-1393.

Sincerely,
Avadel Pharmaceuticals plc

/s/ Gregory J. Divis

Gregory J. Divis
Chief Executive Officer and Principal Executive Officer

cc:	Thomas McHugh, Avadel Pharmaceuticals plc
Phillandas Thompson, Avadel Pharmaceuticals plc
Robert E. Puopolo, Esq., Goodwin Procter LLP